UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D
_________________________

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

EARTH BIOFUELS, INC.
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

583214100
(CUSIP NUMBER)

Hilary B. Miller, Esq.
112 Parsonage Road
Greenwich, CT 06830-3942
(203) 399-1320
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATION)

April 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(f) or 240.13d(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 24013d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 583214100

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Greenwich Power II, L.L.C., 20-5305225

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

7.	SOLE VOTING POWER:	0 shares

8.	SHARED VOTING POWER:	0 shares

9.	SOLE DISPOSITIVE POWER:	0 shares

10.	SHARED DISPOSITIVE POWER:	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON:	0 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11):	0.0%

14.	TYPE OF REPORTING PERSON:	OO

CUSIP NO. 583214100

1	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Greenwich Power, L.L.C., 06-1602118

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware

7.	SOLE VOTING POWER:	0 shares

8.	SHARED VOTING POWER:	0 shares

9.	SOLE DISPOSITIVE POWER:	0 shares

10.	SHARED DISPOSITIVE POWER:	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON:	0 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11):	0.0%

14.	TYPE OF REPORTING PERSON:	OO

CUSIP NO. 583214100

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
Lance A. Bakrow

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS: PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:	United States

7.	SOLE VOTING POWER:	4,000,000 shares

8.	SHARED VOTING POWER:	0 shares

9.	SOLE DISPOSITIVE POWER:	4,000,000 shares

10.	SHARED DISPOSITIVE POWER:	0 shares

11.	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON:	4,000,000 shares

12.	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13.	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11):	1.7%

14.	TYPE OF REPORTING PERSON:	IN

Item 1.	Security and Issuer.

The title of the class of equity security to which this statement relates is the common stock, par value $0.001 per share (“Common Stock”) of Earth Biofuels, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3001 Knox Street — Suite 403, Dallas, Texas 75205-7305.

Item 2.	Identity and Background.

(a) The filing of this Schedule 13D is made by: (i) Greenwich Power II, L.L.C. (“GP II”), a Delaware limited liability company; (ii) Greenwich Power, L.L.C., a Delaware limited liability company (“GP”), and (iii) Lance A. Bakrow (“Mr. Bakrow”) (collectively, the “Reporting Persons”). Mr. Bakrow is the sole manager and ultimate controlling person of GP II and GP. The Reporting Persons do not have any agreements or understandings between them relating to the acquisition, disposition, holding or voting of Common Stock deemed to be held by them, and each expressly disclaims beneficial ownership for all purposes of Common Stock held by the others, except to the extent of Mr. Bakrow’s membership interest in GP II and GP. The Reporting Persons may, however, decide to coordinate sales of the Common Stock in the future. The Reporting Persons each disclaim membership in a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, with each other Reporting Person.

(b) The address of each of the Reporting Persons is 537 Steamboat Road, Greenwich, Connecticut 06830-7153.

(c) (i) The principal business of GP II and GP is that of a private investment entity engaging in the purchase and sale of securities; and (ii) the principal business of Mr. Bakrow is private investing and consulting.

(d) None of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Each entity and Mr. Bakrow utilized its or his own respective assets in connection with the original purchase the securities referred to in this schedule. The funds utilized by GP II and GP were contributed by their respective members (including Mr. Bakrow) and participants specifically for the purpose of funding the purchase of the securities referred to in this schedule by such entities. This Amendment relates to the disposition of the equity securities held by GP II and GP.

Item 4.	Purpose of the Transaction

Each of the Reporting Persons originally acquired the securities covered by this schedule for investment purposes only. The Amendment reflects the disposition of the majority of the equity securities held by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

After giving effect to the disposition of the securities by GP II and GP, the Reporting Persons may be deemed to own beneficially collectively 4,000,000 shares of Common Stock, representing approximately 1.7% of the adjusted outstanding shares, such percentage being based on the number of shares of Common Stock common stock outstanding, after giving effect, on a pro forma basis, to the exercise of other warrants and options outstanding. GP II and GP each expressly disclaim beneficial ownership for all purposes of the shares of Common Stock that may be deemed to be held by Mr. Bakrow.

GP II has disposed of: (a) $8,000,000 principal amount of the 8% Exchangeable Notes due May 31, 2011 (the “Notes”) issued by Apollo Resources International, Inc., a Delaware corporation (“Apollo”); the principal and accrued interest of the Notes were exchangeable at any time prior to maturity at the option of the holder for shares of Common Stock of the Issuer presently owned of record by Apollo at an exchange price of $1.00 per share, subject to certain adjustments; and (b) an option expiring May 31, 2011 to purchase from Apollo shares of Common Stock of the Issuer presently owned of record by Apollo at an exercise price equal to the lesser of (i) $1.50 per share or (ii) 80% of the average of the last reported sale prices of the Common Stock on each trading day during the 30 consecutive calendar days immediately preceding the effective date of exercise (the “Option”) with respect to 8,000,000 shares of Common Stock.

GP has disposed of: (a) $1,000,000 principal amount of the Notes and (b) an Option with respect to 1,000,000 shares of Common Stock.

The disposition of the Options (but not of the Notes) by GP II and GP will be deemed to have been rescinded in the event that Apollo fails to make payment in full of the amounts set forth in the final paragraph of this Item 5 not later than June 30, 2007.

Mr. Bakrow continues to own a presently exercisable warrant expiring May 31, 2011 to purchase from the Issuer 4,000,000 shares of Common Stock of the Issuer at an exercise price of $0.25 per share (the “Warrant”). The Warrant was issued pursuant to the Issuer’s 2006 Stock Option and Award Plan.

After given effect to the dispositions referred to herein, and assuming that Apollo makes payment in full by June 30, 2007 of the amounts set forth in the final paragraph of this Item 5 not later than June 30, 2007, the number of shares of Common Stock and percentage of the adjusted outstanding shares owned by each of the Reporting Persons is: GP II, 0 (0.0%); GP, 0 (0.0%); and Mr. Bakrow, 4,000,000 (1.7%).

GP II and GP engaged in the following transactions with respect to the Issuer’s Common Stock during the period commencing 60 days prior to the filing date of this Report:

On April 9, 2007, in full settlement of certain claims by GP II and GP against Apollo, the Notes and Options held by GP II and GP were canceled in consideration of Apollo’s undertaking to pay (a) GP the sum of $996,560, and (b) GP II the sum of $7,862,152. Such respective amounts are required to be paid on June 30, 2007; provided, however, that if Apollo shall have paid not less than one-half of the said respective sums by the said date, then the due date for the remaining respective balances will be extended to September 7, 2007, and simple interest on the remaining balances will be due at the rate of 7% per annum from June 30 to September 7, 2007. In connection with the settlement, Apollo granted GP II and GP a security interest in certain collateral, including a loan receivable from the Issuer. The settlement was finalized with the entry of a court order thereon on April 24, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Bakrow is a party to Registration Rights Agreement with the Issuer dated July 20, 2006 pursuant to which the Issuer has agreed to file with the SEC one or more registration statements relating to the shares of Common Stock issuable upon exercise of Mr. Bakrow’s Warrant.

Item 7.	Material to be Filed as Exhibits

            Not applicable.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2007

GREENWICH POWER II, L.L.C.		GREENWICH POWER, L.L.C.

By:	/s/ Lance A. Bakrow	By:	/s/ Lance A. Bakrow
	Lance A. Bakrow, Manager		Lance A. Bakrow, Manager

/s/ Lance A. Bakrow
LANCE A. BAKROW